

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 11, 2007

Mr. Ross A. Mitchell
Vice President, Finance
999 West Hastings Street, Suite 1180
Vancouver, British Columbia
Canada, V6C 2W2

   Re: Silver Standard Resources, Inc.
     Form 20-F for Fiscal Year Ended December 31, 2006
     Filed March 15, 2007
     File No. 0-26424

Dear Mr. Mitchell:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Operating and Financial Review and Prospects, page 73

Selected Financial Data, page 79

1.   Please revise your table of selected financial data to include information for the *five* most recent financial years, in accordance with Item 3.A. of Form 20-F.

Engineering Comments

General

2.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26424, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Pirquitas Production Decision, page 74

3.   You state that you made a production decision on the Pirquitas property in October 2006, and that the engineering activities and equipment purchases have begun. Please expand your disclosure to briefly discuss your project permitting requirements, the status of your efforts in obtaining all required permits; and the extent to which construction and engineering activities have been initiated. Please also include a quarterly or semiannual estimate of your projected capital spending by major category, and describe the terms of any material purchase and service agreements.

4.   We note your disclosures in the last paragraph on page 4, second paragraph on page 13, and first paragraph on page F-47, indicating that you are an exploration state company, as none of your properties have progressed beyond the exploration stage. This appears to be inconsistent with other disclosures explaining that you

have commenced development on your Pirquitas property. Please read the definitions of the exploration, development and production stages in paragraph (a)(4) of Industry Guide 7, and update your disclosures to reflect the current status of your enterprise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief